Kenneth B. Lerman, P.C.
Attorney at Law

March 27, 2008

Mr. Terence O'Brien
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Attention: Ryan Rhon, Staff Accountant

Re	Thermodynetics, Inc.
Form 10-KSB for the fiscal year ended March 31, 2007 Form 10-QSB for the quarterly period ended December 31, 2007 File No. 000-10707

Gentlemen:

In reply to your letter dated March 12, 2008 concerning the above-referenced filings, this firm provides the following responses and information on behalf of Thermodynetics, Inc. (the "Company"). The responses are a compilation of information assembled from the Company, its auditors and attorneys. This letter is being issued as written correspondence for submission on the Edgar system.

     A. Form 10-K SB for the Fiscal Year Ended March 31, 2007

Note 22 – Discontinued Operations, page 22

1.	The specific nature and amount of each material component of the “long-term payables” of $2,782,195 consists entirely of unsecured trade accounts payable.

In response to bullet points 2, 4 and 5 of comment 1, our response is as follow:

As of March 31, 2007, Vulcan had liquidated all assets and satisfied all secured creditors. The March 31, 2007 balance sheet of Vulcan has only the remaining $2,782,195 of unsecured accounts payable. There are no assets available for these unsecured creditors and they will not be paid. These payables are classified as long-term liabilities since they will never be paid and will be “derecognized” in accordance with generally accepted accounting principles when the Company is "legally released from being the primary obligor, either judicially or by the creditor" at which point these liabilities will be extinguished. The Company believes Vulcan (and therefore the Company) will be released from being an obligor on these liabilities when the applicable state and federal statues of limitations expire. Each liability will be derecognized based on its specific governing laws which vary and can be as many as 6 years.

The table attached hereto and labeled "Vulcan Industries, Inc. Court Actions" reflects the actual pending or adjudicated legal proceedings.
In response to your comments, all amounts are included within the $2.7 million described above. As explained, there are no expectations that additional sums will be claimed, or expensed, or added to the $2.7 million amount already included on the Company’s financial statements.

☑ 651 Day Hill Road Windsor, Connecticut 06095 Conn (860) 285-0700	☐ 7700 W. Camino Real, Suite 404 Boca Raton, Florida 33433 Florida (561) 883-0700

Mr. Terence O'Brien, Accounting Branch Chief
United States Securities and Exchange Commission
March 27, 2008

     B. Form 10-QSB for the Quarterly Period ended December 31 2007

Item 1. Legal Proceedings

Legal Proceedings, p 12

2.

In future filings, the Company will expand our legal proceedings disclosure related to Turbotec Products, Inc. to explain the nature of the matter of the dispute and will include the appropriate footnote disclosures pursuant to SFAS 5.

These responses have been provided on or before the required due date. Should your Division require any further information, please so advise.

Very truly yours,

/s/ Kenneth B. Lerman
Kenneth B. Lerman

KBL:dn
Enclosure

cc: Robert A. Lerman, President & CEO

Mr. Terence O'Brien, Accounting Branch Chief
United States Securities and Exchange Commission
March 27, 2008

VULCAN INDUSTRIES, INC.
COURT ACTIONS

		DAMAGES	AMOUNT
CREDITOR	NATURE OF PROCEEDING	SOUGHT	ACCRUED	LOSS INCURRED
fischer Canada	fischer CANADA Stainless Steel Tubing, Inc. v. Vulcan,	Default	$1,072,057.57	Response made to
	45th Cir. Crt for County of St. Joseph, Case No. 05-822-CK,	Judgment for		Court, and Court
	entered a Summons & Complaint on 8/26/05	$1,072,056.77		took no further action.
FCI Automation	FCI Automation v. Vulcan, 3B Cir. Crt for County of St.
	Joseph, Small Claims Court, Case No. 95-2072-SC, entered
	a Subpoena to Appear & Produce Documents on 10/8/05.
Kopplin Controls	Kopplin Controls v. Vulcan, 12th Dist. Crt for County of	Default	$831.01
	Jackson, Case No. 05-2600-GC, entered a Summons &	Judgment for
	Complaint on 9/21/05 and a Default Judgment & Judgment	$962.94
	on 11/1/05
MP Components	Model Pattern Company, d/b/a MP Components,	Judgment for	$32,980.00
	Inc. v. Vulcan, 45th Cir. Crt for County of St. Joseph, Case	$32,368.72
	No. 05-650-CK, entered a Summons & Complaint on
	7/18/05
Peoplelink Staffing	Possible Judgment		$$48,965.88
Solutions
Trillium Staffing	Trillium Staffing, Inc. v. Vulcan, 3B Dist. Crt for County of	Judgment for	$7,034.84
Solutions	St. Joseph, Case No. 05-1899-GC, entered a Subpoena and	$7,602.53
	Request & Order to Seize Property on 7/14/06
Michigan Legal Counsel	Michigan Legal Counsel, Marcoux, Allen, Schomer, Bower,	Amount of trade		All claimed Trade debt
	Nichols, Kendall & Lindsey, P.C., was contacted by over	debt owed by		went unpaid because
	95% of the Trade Creditors listed on Exhibit A attached	Vulcan to the		Vulcan had no cash
	hereto.	creditor		or other funds to pay
				the creditors per letter
				from legal counsel.
				Exhibit B attached hereto